Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com	CONFIDENTIAL

September 29, 2022

Re: SatixFy Communications Ltd.

Amendment No.2 to Registration Statement on Form F-4

Filed September 21, 2022

File No. 333-267015

Attention: Andi Carpenter, Jean Yu

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Ladies and Gentlemen:

On behalf of SatixFy Communications Ltd., a limited liability company organized under the laws of the State of Israel (“SatixFy”, or the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 2 to the Company’s Registration Statement on Form F-4 filed on September 21, 2022 (the “Registration Statement”) contained in the Staff’s letter dated September 29, 2022 (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments. Capitalized terms used but not defined within this letter have the meanings ascribed to them in the Registration Statement.

Amendment No. 2 to Registration Statement on Form F-4

General

1. Please provide us with any correspondence that has not already been provided between Barclays or Truist Securities and the company relating to either firm's resignation.

Response: We have been informed by the Company that all correspondence related to either firm’s resignation between Barclays or Truist Securities and the Company has been provided.

2. Please provide us with the engagement letters between the company and the Advisors.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that all engagement letters have been provided.

Please do not hesitate to contact me at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Michael Kaplan

Michael Kaplan

cc:	Yoav Leibovitch, Chief Financial Officer

Brian Wolfe

Davis Polk & Wardwell LLP

Larry P. Medvinsky

Morrison & Foerster LLP

Tomer Fromovich

Ziv Haft Certified Public Accountants (Isr.), a member firm of BDO International Limited